EXEMPTION NO.
824457

02 SEP 20 AM 10

PRESS RELEASE

SEPTEMBER 11, 2002

ARMSTRONG CORPORATION
(Listed on the TSX Venture Exchange under the symbol "YRM")

SUPPL

PROPOSED FINANCING

Armstrong Corporation ("Armstrong" or the "Company") is pleased to announce that it has received a commitment to provide financing to the Company by way of a convertible subordinated debenture in the amount of $1,500,000 (the "Debenture Financing") from Linlis Developments Limited ("Linlis") acting in conjunction with Inglewood Capital Partners Inc. ("Inglewood").

It is proposed that the proceeds from the Debenture Financing will be used for working capital and general corporate purposes.

Completion of the Debenture Financing is subject to and conditional upon settlement of the terms and conditions, legal documentation, approval by the Board of Directors, receipt of all necessary regulatory approvals, and mutually acceptable amendment of the Company's current credit agreement with its bank, including a waiver of historical covenant breaches.

Linlis is a privately owned investment holding company. Inglewood is a leading Toronto based provider of financial advisory services to mid-market companies contemplating major strategic transactions, including acquisitions, mergers, divestitures, and financing activities.

Armstrong operates as a leading Canadian manufacturer, packager, and distributor of specialty chemical products for consumer, institutional and industrial applications, including the sanitation and janitorial supply markets.

The Company has a total of 17,780,683 common shares issued and outstanding.

For further information, please contact:

Mr. Louis C. Galvao, C.A.
Vice-President, Finance and CFO
Armstrong Corporation
3700 Weston road
Toronto, ON M9L 2Z4
Tel. No. 416-746-3700 Fax No. 416-746-3915
info@armstrongcorp.com
or
Mr. David M. Townley, C.A.
Mr. James M. Molyneux, C.A.
Inglewood Capital Partners Inc.
701 Evans Avenue, Suite 800
Toronto, ON M9C 1A3
Tel. No. 416-622-1202 Fax No. 416-626-8650
dtownley@mscm.ca
jmolyneux@mscm.ca

dlw 9/23

EXEMPTION NO.
824457



ARMSTRONG CORPORATION

armstrong
Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTH PERIOD ENDED

JUNE 30, 2002

REPORT TO SHAREHOLDERS

Armstrong Corporation ("Armstrong" or the "Company") is pleased to report its interim consolidated financial results and financial position for the three and six month periods ended June 30, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis (MD&A) should be read in conjunction with the Company's 2001 Annual MD&A which forms part of the Company's 2001 Annual Report.

FINANCIAL RESULTS

For the three month period ended June 30, 2002, sales revenue decreased by $915,608, or 12%, to $6,738,584 compared to sales of $7,654,192 for the same period in 2001. The decrease in sales revenues is attributable to a combination of continued product and customer rationalization. For the six months ended June 30, 2002, sales decreased by $2,759,901 or 17%, to $13,176,431 compared to $15,936,332 for the same period in 2001. As described in the first quarter of 2002, this decrease in sales is attributable to both the prior year's decision to eliminate the automotive fluid line of products, for which sales were traditionally the highest in the first quarter, and the aggressive product rationalization that has continued since the last quarter of 2001. If the automotive fluid revenues are excluded from the comparative period sales figures, approximately $1,470,000, the decrease in sales was 9%.

The Company's gross margin for the three months ended June 30, 2002, decreased to 9.2% compared to 14.7% for the same period in 2001. A decrease of 5.5% is a result of a one time recognition of inventory obsolescence and production yield variances. For the six month period ended June 30,2002, the gross margin improved to 13.2% compared to 12.9% for the same period in 2001, a result of cost reductions of manufacturing/warehousing overhead costs coupled with a sales focus to the marketing and promotion of higher margin items.

Selling and administrative expenses for the three month period ended June 30, 2002 decreased by $46,028, or 5.2%, to $836,814 compared to $882,842, for the same period in 2001. For the six months ended June 30, 2002, these same costs decreased by $89,375, or 5.2%, to $1,624,043 compared to $1,713,418 for the same period in 2001. As a result of the reduction in sales, selling and administrative expenses increased as a percentage of sales to 12.4% and 12.3% for the three and six month periods ended June 30, 2002 respectively, compared to 11.5% and 10.8% for the same periods in 2001. The Company continues to review and control general overhead costs with a view of streamlining processes and increasing efficiencies while at the same time ensuring the marketing and promotion of new innovative product lines.

Interest costs decreased by $23,074, or 22%, and $64,193, or 28%, for the three and six month periods ended June 30, 2002 respectively, compared to the same periods in 2001. The decrease in interest costs is primarily a result of reductions in the prime lending rate compared to the prior year.

Earnings before interest, tax, depreciation and amortization (EBITDA) decreased by $432,626 to ($119,406) for the three month period ended June 30, 2002 compared to $313,220 in 2001. For the six month period ended June 30, 2002, EBITDA decreased by $247,389 to $316,838 compared to $564,227 for the same period in 2001. The Company has reported losses before income taxes of ($297,665) for the quarter, compared to income of $137,103 for the same period in 2001. For the six month period ended June 30, 2002, loss before taxes was ($38,714) compared to income of $120,552 in 2001. Net loss for the quarter was ($390,139) or ($0.022) per share, compared to income of $35,103, or $0.002 per share in 2001. Net loss for the six month period was ($229,188), or ($0.013) per share compared to a net loss of ($19,448), or ($0.001) per share, in 2001.

LIQUIDITY AND CASH RESOURCES

For the second quarter of 2002 cash flow from operations was $77,370 compared to cash flow used in operations of $255,835 for the same quarter in 2001. For the six month period ended June 30, 2002, cash flow used in operations increased by $310,174 to $557,101, compared with $246,927 for the same period in 2001. The increase in cash flow used in operations continues to be a function of the decrease in sales generated in the last quarter of 2001 and the requirement to fund the related increase in receivables and inventory in the first two quarters of 2002, combined with a higher net loss in 2002.

During the second quarter of 2002, the Company invested $95,712 in capital assets and paid $13,151 on behalf of an affiliated company. The Company also paid down term debt of $101,264 and $11,873 in capital lease obligations. These investing and financing activities were financed primarily through an increase in the bank operating line of $144,630. The maximum draw available under the operating line is $6.0 million subject to an available borrowing base of accounts receivable and inventory. The Company continues to utilize the maximum availability for its needs. The Company continues to be in default of its banking covenants. The Company is currently in negotiation with its lender and expects to be in compliance with revised covenants subsequent to the proposed raising of additional financing monies as described below.

The previously reported private placement for gross proceeds of $2.5 million through the issuance of common shares did not occur as expected on or about May 31, 2002. The Company is negotiating with private investors in securing additional debt and or equity financing with anticipated gross proceeds of up to $1.5 million. It is proposed that the proceeds of the private placement will be used for both working capital and general corporate purposes.

RISKS AND UNCERTAINTIES

There have not been any significant changes during the first quarter of 2002 in the risks and uncertainties to the business from those disclosed in the 2001 Management's Discussion and Analysis document.

OUTLOOK

The Company will continue to face challenges in the second half of the year as it continues to evolve and refocus its efforts under a new overhead structure, having consolidated the operations from three facilities to two. Management will continue to focus its efforts towards cost reductions and reorganization of operations to ensure profitability as it anticipates sales revenues to be flat for the balance of fiscal 2002.

The Company is encouraged with the interest it has had from a number of private investors in the raising of additional financing monies and the response from its recent launch of two new product lines, **FrontRunner** and **MarketMaster**. The Company will continue to increase its marketing and sales efforts towards higher margin products as well as increasing contract manufacturing revenues to aid in reducing its current excess capacity.

As the Company continues to evolve, both externally and internally, with the continued support of our employees, customers, vendors and shareholders, management continues to be confident that the refocused strategy and the changes that are taking place will lead to continued progress, profitability and shareholder value.

W. David Armstrong
President and Chief Executive Officer
August 21, 2002

ARMSTRONG CORPORATION
Consolidated Statements of Income and Retained Earnings
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Sales	$ 6,738.584	$ 7,654,192	$13,176,431	$ 15,936,332
Cost of sales	6,115,829	6,527,567	11,429,642	13,876,709
	622,755	1,126,625	1,746,789	2,059,623
Expenses:				
Administrative and selling	836,814	882,842	1,624,043	1,713,418
Interest	83,606	106,680	161,460	225,653
	920,420	989,522	1,785,503	1,939,071
Earnings (loss) before income taxes	(297,665)	137,103	(38,714)	120,552
Future income taxes	92,474	102,000	190,474	140,000
Net income (loss) for the period	(390,139)	35,103	(229,188)	(19,448)
Retained earnings, beginning of period	552,037	1,210,985	391,086	1,265,536
Retained earnings, end of period	$ 161,898	$ 1,246,088	$ 161,898	$ 1,246,088
Earnings (loss) per share:				
Basic	$ (0.022)	$ 0.002	$ (0.013)	$ (0.001)
Fully diluted	$ (0.022)	$ 0.002	$ (0.013)	$ (0.001)

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
Cash flow from (used in):				
Operating activities:				
Net income for the period	$ (390,139)	$ 35,103	$ (229,188)	$ (19,448)
Items not involving cash:				
Amortization	94,653	107,011	194,092	218,022
Future income taxes	92,474	102,000	190,474	140,000
Net change in non-cash operating working capital	280,382	(499,949)	(712,479)	(585,501)
	77,370	(255,835)	(557,101)	(246,927)
Investing activities:				
Purchase of capital assets	(95,712)	(56,800)	(174,868)	(273,611)
(Increase) decrease in due from affiliate	(13,151)	-	(26,242)	442,256
	(108,863)	(56,800)	(201,110)	168,645
Financing activities:				
Bank indebtedness-net	144,630	267,483	966,344	77,849
Repayment of capital lease obligations	(11,873)	(4,848)	(22,510)	(9,567)
Increase in long term debt	-	110,000	-	110,000
Payments of long term debt	(101,264)	(60,000)	(185,623)	(100,000)
	31,493	312,635	758,211	78,282
Cash, end of period	$ -	$ -	$ -	$ -
Cash used to pay interest	$ 83,606	$ 106,680	$ 161,460	$ 225,653

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Balance Sheets

	June 30, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets		
Current assets:		
Accounts receivable	$ 3,421,045	$ 2,472,772
Inventories	3,328,183	3,597,148
Future income tax benefits	295,257	658,160
Prepaids and deposits	468,997	294,208
	7,513,482	7,022,288
Due from affiliate	60,888	34,646
Future income tax benefits	1,213,894	1,041,465
Capital assets	3,083,246	3,102,470
	$ 11,871,510	$ 11,200,869
Liablilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 4,656,629	$ 3,690,285
Accounts payable and accrued liabilities	3,829,594	3,687,976
Current portion of long term debt	1,095,035	1,280,658
Current portion of capital leases	40,000	44,190
	9,621,258	8,703,109
Due to officers	313,885	313,885
Capital lease obligations	111,809	130,129
	425,694	444,014
Shareholders' equity:		
Capital stock	1,662,660	1,662,660
Retained earnings	161,898	391,086
	1,824,558	2,053,746
	$ 11,871,510	$ 11,200,869
Supplementary financial information:		
Issued and outstanding common shares	17,780,683	17,780,683
Total vested and exercisable stock options	923,000	939,000

See accompanying notes to consolidated financial statements.

1. Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the Company's wholly owned inactive subsidiary. These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting practices. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company continues to be in violation of its debt covenants. Accordingly, the entire amount of the bank loans have been classified as a current liability as at June 30, 2002 due to the bank's ability to accelerate payment. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on its ability to obtain financing from shareholders, investors and lenders and to a achieve profitable operating results and positive cash flows.

The Company continues to negotiate additional financing with private investors for anticipated gross proceeds of $1.5 million. Management believes that with the additional financing, the banking facility will be successfully renegotiated and the Company will be in full compliance with its debt covenants.

2. Significant accounting policies:

The Company's accounting principles remain unchanged from the most recent fiscal year ended December 31, 2001, except as noted below. For details please refer to Note 2 of the Company's 2001 Annual Report.

Effective January 1, 2002, the Company has adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments". During the second quarter of 2002 there was no stock-based compensation issued by the Company. During the period 16,000 employee stock options expired.

IRECTORS

. David Armstrong
hairman, President and
E.O. of the Company

teven R. Armstrong
ce-President of the Company

ichael C.J. McBride*
arrister and Solicitor

avid C. Gale
usinessman

avid A. Knight
arrister and Solicitor

ames M. Molyneux*
hartered Accountant

avid M. Townley, C.A.*
usinessman

Members of Audit Committee

OFFICERS

W. David Armstrong
President and C.E.O.

Steven R. Armstrong
Vice-President

Susan M. Armstrong
Vice-President

Louis C. Galvao, C.A.
Vice-President Finance, C.F.O.

France Crawford
Secretary



ORPORATE OFFICE

700 Weston Road
oronto, Ontario
anada M9L 2Z4
elephone: 416-746-3700
ax: 416-746-3773
mail: info@armstrongcorp.com
nternet: www.armstrongcorp.com

EGISTERED OFFICE ND SHAREHOLDERS' ELATIONS

uite 1200, 8 King Street East
oronto, Ontario, M5C 1B5
elephone: 416-862-0887
ax: 416-862-2204

RANSFER AGENT

omputershare Trust Company of Canada
oronto, Ontario

AUDITORS

KPMG LLP
Toronto, Ontario

LISTING

Canadian Venture Exchange
Symbol: YRM

LEGAL COUNSEL

Macleod Dixon, LLP
Toronto, Ontario

McBride, Wallace,
Laurent & Cord, LLP
Toronto, Ontario